UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

                                                                                                      CyberGuard  Corporation
                                                                                                            (Name  of  Issuer)

                                                                                                   Common Stock,  par value  $.01
                                                                                                     (Title  of  Class  of Securities)

                                                                                                                  231910100
                                                                                                           (CUSIP  Number)

Timothy R. Lavender

Kelley Drye & Warren LLP

333 West Wacker Drive

Chicago, Illinois 60606

312-857-2630

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2004

_________________

(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

CUSIP NO. 231910100

1.	NAME OF REPORTING PERSONS Scott J. Hammack

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
(b) |_|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIED PURSUANT TO ITEM 2(d) OR 2(e) |_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7.	SOLE VOTING POWER 1,202,560
OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,202,560
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,560

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%

14.	TYPE OF REPORTING PERSON IN

        The Reporting Person is filing this Amendment No. 3 to Schedule 13D for the sole purpose of correcting inadvertent typographical errors in Item 5 of Amendment No. 2 to the Schedule 13D filed at 5:29 pm on January 20, 2004.

        The typographical errors were related to (i) the record date of December 3, 2003 and (ii) the price set forth for transactions properly shown in this Amendment No. 3 for January 14, 2003.

        None of the corrections reported in this Amendment No. 3 to Schedule 13D reflect additional dispositions beyond those reported in Amendment. No. 2 to Schedule 13D.

Item 5.      Interest in Securities of the Issuer

        As of the date of this filing, Mr. Hammack is the beneficial owner of 1,202,560 shares of Common Stock, which constitutes 4.8% of the outstanding Common Stock of the Issuer (based upon the number of shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A as of the close of business of the record date of December 3, 2003), considering as currently outstanding the 994,396 shares of Common Stock beneficially owned by Mr. Hammack which are issuable upon exercise of vested options and upon exercise of the Warrant.

    Mr. Hammack has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 1,202,560 shares of Common Stock.

        The sale transactions described in the table below were effected on behalf of Mr. Hammack by his investment advisor Merrill Lynch & Co. according to the terms of Mr. Hammack’s Rule 10b5-1 Plan, and the exercise of certain of his options having an exercise price of $1.51, in open market sales resulting in a change in beneficial ownership by an amount greater than 1% of the Issuer’s outstanding common stock (and a reduction in aggregate beneficial ownership to less than 5%).

Date of Sale	No. Of Shares Sold	Sale Price per Share
January 5, 2004	100 400 126 200 74 300 800 200 100 400 100 700 1,500 2,100 400 1,000 2,500 3,500 3,837 1,130 300 200 33	$8.55 $8.57 $8.58 $8.59 $8.60 $8.62 $8.64 $8.65 $8.68 $8.70 $8.71 $8.72 $8.73 $8.75 $8.77 $8.96 $8.99 $9.00 $9.00 $9.02 $9.04 $9.05 $9.08
January 6, 2004	2,150 350 100 980 3,200 20 700 100 2,200 1,700 700 600 2,200	$8.67 $8.68 $8.70 $8.72 $8.75 $8.76 $8.85 $8.86 $8.87 $8.89 $8.90 $8.95 $9.00
January 7, 2004	500 300 200 900 100 3,000 900 1,900 700 1,000 2,500 2,100 1,900 300 1,000 900 100 5,700 400 700 1,500 200 700 1,500 440 1,460 100 197 3,100 3,400 100 2,750 453 1,000 2,469 31 1,500	$8.60
$8.60
$8.60
$8.61
$8.62
$8.65
$8.68
$8.70
$8.71
$8.72
$8.75
$8.80
$8.83
$8.70
$8.71
$8.75
$8.79
$8.80
$8.81
$8.82
$8.85
$8.87
$8.90
$9.03
$9.04
$9.05
$9.05
$9.16
$9.21
$9.25
$9.29
$9.30
$9.31
$9.34
$9.35
$9.37
$9.43

January 8, 2004	1,000
2,000
500
8,600
100
2,500
1,800
3,300
6,600
200
600
500
2,000
100
2,100
2,100
11,200
4,700
2,500
1,200
3,100
600
9,500
6,200
4,100
4,500
1,900
500
1,800
1,800
100
400
100
100
100
1,000
1,600
4,000	$9.60
$9.62
$9.63
$9.65
$9.66
$9.67
$9.68
$9.70
$9.75
$9.77
$9.78
$9.79
$9.80
$9.81
$9.82
$9.83
$9.85
$9.85
$9.86
$9.87
$9.88
$9.89
$9.90
$9.90
$9.91
$9.92
$9.93
$9.93
$9.94
$9.95
$9.96
$9.97
$9.98
$9.98
$9.99
$10.00
10.00
10.04

January 12, 2004	3,540 1,302 100 358 3,109 4,200 1,800 600 1,500 600 491 1,800 400 100 200 300 100 100 900 1,000	$9.80 $9.81 $9.81 $9.84 $9.85 $9.90 $9.91 $9.92 $9.93 $9.95 $9.96 $10.00 $10.02 $10.04 $10.05 $10.06 $10.09 $10.10 $10.20 $10.25
January 13, 2004	3,800 982 4,559 300 200 1,640 1,300 200 560 459 200 744 500 100 200 1,300 500 456 400	$9.25 $9.26 $9.28 $9.28 $9.29 $9.30 $9.31 $9.32 $9.34 $9.35 $9.37 $9.40 $9.60 $9.61 $9.63 $9.65 $9.80 $9.81 $9.85
January 14, 2004	634 1,166 100 2,746 100 1,500 74 2,226 3,500 300 2,800 100 1,854 100	$9.25 $9.26 $9.30 $9.30 $9.31 $9.35 $9.36 $9.38 $9.40 $9.41 $9.42 $9.43 $9.45 $9.50
January 15, 2004	100 1,300 1,900 600 800 400 200 1,100 1,600 1,000 3,700 140 900 100 1,200 860	$9.31 $9.32 $9.33 $9.34 $9.38 $9.38 $9.38 $9.39 $9.40 $9.41 $9.43 $9.44 $9.45 $9.47 $9.50 $9.51

        Except as described herein, Mr. Hammack has not had any transactions in the capital stock of the Issuer in the past sixty days.

        No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Common Stock beneficially owned by Mr. Hammack.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2004 (Date) /s/ Scott J. Hammack —————————————— Scott J. Hammack